GLOBAL FUTURE CITY HOLDING INC.

301 Brea Canyon Road

Walnut, California 91789

June 19, 2015

VIA EMAIL AND EDGAR SUBMISSION

Daniel Greenspan

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Global Future City Holding, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 8, 2015 File No. 333-204005

Dear Mr. Greenspan:

Global Future City Holding Inc., a Nevada corporation (the “Company, “ we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 17, 2015 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-204005) (the “Registration Statement”) filed with the Commission on June 8, 2015.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response. In addition, we have simultaneously filed Amendment No. 2 to the Registration Statement. In addition to the revisions set forth below, Amendment No. 2 to the Registration Statement also contains such revisions as are necessary to update the disclosures therein based on the new filing date.

Risk Factors

“The Company has a pending Request for No-Action Relief…,” page 8

1. Please expand the disclosure in this risk factor to conform to the more fulsome disclosure provided on page 27 regarding the risk that if the Commission staff declines to grant the relief requested by your no-action request, you will be unable to successfully deploy your Merchant business plan and you will likely be unable to operate your business successfully.

Response: Amendment No. 2 to the Registration Statement expands our risk factor disclosure on page 8 concerning the no-action relief requested and its impact on our contemplated business operations related to EGD. Our revised disclosure substantially conforms to the disclosure provided on page 27 regarding said risk.

Signature, page II-6

2. Please revise your signature page to include the signatures of at least a majority of your board of directors, as required by Form S-1.

Response: Amendment No. 2 to the Registration Statement revises our signature page to include signatures of a majority of the board of directors, as required by Form S-1.

June 19, 2015

 We acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call us at (949) 582-5933 or our counsel, Lawrence Horwitz of Horwitz + Armstrong, LLP at (949) 540-6540.

Sincerely,

/s/ Lei Pei

Lei Pei

Chief Executive Officer and

Chief Financial Officer